UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53190C102

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	13D	Page 2 of 18 pages

1	Name of Reporting Person Green LTF Holdings II LP
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person PN

CUSIP No. 53190C102	13D	Page 3 of 18 pages

1	Name of Reporting Person Green Equity Investors VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person PN

CUSIP No. 53190C102	13D	Page 4 of 18 pages

1	Name of Reporting Person Green Equity Investors Side VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person PN

CUSIP No. 53190C102	13D	Page 5 of 18 pages

1	Name of Reporting Person LGP Associates VI-A LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 53190C102	13D	Page 6 of 18 pages

1	Name of Reporting Person LGP Associates VI-B LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 53190C102	13D	Page 7 of 18 pages

1	Name of Reporting Person GEI Capital VI, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 53190C102	13D	Page 8 of 18 pages

1	Name of Reporting Person Green VI Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 53190C102	13D	Page 9 of 18 pages

1	Name of Reporting Person Leonard Green & Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person PN

CUSIP No. 53190C102	13D	Page 10 of 18 pages

1	Name of Reporting Person LGP Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person CO

CUSIP No. 53190C102	13D	Page 11 of 18 pages

1	Name of Reporting Person Peridot Coinvest Manager LLC
2	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
	8	Shared Voting Power 58,741,700
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,741,700

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,741,700
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 53190C102	13D	Page 12 of 18 pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Green LTF Holdings II LP, a Delaware limited partnership (“Green LTF”), LGP Associates VI-A LLC, a Delaware limited liability company (“Associates VI-A”), LGP Associates VI-B LLC, a Delaware limited liability company (“Associates VI-B,” and, together with Green LTF and Associates VI-A, the “Investors”), Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot” and together with the foregoing entities, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached as an exhibit hereto (the “Joint Filing Agreement”).

As of the date of this statement, (i) Green LTF is the record owner of 57,670,520 shares of Common Stock, (ii) Associates VI-A is the record owner of 97,678 shares of Common Stock, and (iii) Associates VI-B is the record owner of 973,502 shares of Common Stock. The principal business of each of Green LTF, Associates VI-A, and Associates VI-B is to pursue investments. GEI VI and GEI Side VI are limited partners of Green LTF. GEI VI and GEI Side VI’s principal business is to pursue investments. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI and other affiliated funds. LGPM is the general partner of LGP and the manager of Capital. LGPM’s principal business is to act as the general partner of LGP and the manager of Capital and other affilated fund general partners. Peridot is an affiliate of LGP and Capital whose principal business is to act as the general partner of Green LTF and the management company of Associates VI-A, Associates VI-B, and other similar entities. Due to their relationships with the Investors, each of GEI VI, GEI Side VI, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Investors. As such, GEI VI, GEI Side VI, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of GEI VI, GEI Side VI, Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b) The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c) Not applicable to Green LTF, Associates VI-A, Associates VI-B, GEI VI, GEI Side VI, Capital, Holdings, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d) None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e) None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

CUSIP No. 53190C102	13D	Page 13 of 18 pages

(f) Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons, TPG Global, LLC (“TPG”), LNK Partners (“LNK”), MSD Capital, L.P., MSD Partners, L.P. (“MSD” and, together with MSD Capital, L.P., “MSD Investors”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other members of the Voting Group, see Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration.

The initial funding for the acquisition of the shares of Common Stock held by the Investors, including the shares of Series A Preferred Stock of the Issuer (the “Series A Preferred Stock”) that automatically converted to Common Stock upon the consummation of the IPO and the shares of Common Stock purchased by Green LTF in the IPO (as described in Item 4 below), was obtained from GEI VI’s and GEI Side VI’s contributed capital to Green LTF and cash provided by the investors in each of Associates VI-A and Associates VI-B.

Item 4. Purpose of Transaction.

The Investors and other Reporting Persons acquired the Common Stock for investment purposes. Upon the consummation of the IPO, the shares of Series A Preferred Stock acquired by the Investors prior to such time automatically converted into Common Stock in accordance with the Certificate of Designations pertaining to the Series A Preferred Stock. At the consummation of the IPO, Green LTF purchased 5,000,000 shares of Common Stock.

Stockholders Agreement

In connection with the Issuer’s initial public offering (the “IPO”), the Issuer entered into an amended and restated stockholders agreement, dated October 6, 2021 (the “Stockholders Agreement”), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO.

Pursuant to the Stockholders Agreement, so long as the Investors (i) have not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in the Investors as a group receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the “LGP Initial Investment Sell-Down”), the Investors as a group will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still collectively beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, the Investors as a group will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, the Investors as a group will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, the Investors as a group will not be entitled to nominate a director;

The Reporting Persons’ nominees to the board of directors of the Issuer (the “Board”) are John Danhakl and J. Kristofer Galashan.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by the Investors and TPG, and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

CUSIP No. 53190C102	13D	Page 14 of 18 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
Green LTF	58,741,700	30.7%
Associates VI-A	58,741,700	30.7%
Associates VI-B	58,741,700	30.7%
Other Reporting Persons	58,741,700	30.7%

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)	Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)	None.

CUSIP No. 53190C102	13D	Page 15 of 18 pages

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description
1	Joint Filing Agreement, dated October 21, 2021

2	Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.34 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 29, 2021).

CUSIP No. 53190C102	13D	Page 16 of 18 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 22, 2021

Green LTF Holdings II LP
By: Peridot Coinvest Manager LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its managing member

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 53190C102	13D	Page 17 of 18 pages

GEI Capital VI, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

SCHEDULE I

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary